EXHIBIT 99.2

ANNOUNCEMENTS
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934
Announcements sent to the London Stock Exchange
Ferguson plc, 1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
_____________________________
Update—Routine announcements in the period to August 1, 2021
_____________________________

July 2, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 1, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 6,976
Date of transaction: July 1, 2021
Price paid per share: £100.982810
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,436,091 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,735,091.
The figure of 222,735,091 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9263D_1-2021-7-1.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 5, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 2, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 22,014
Date of transaction: July 2, 2021
Price paid per share: £101.674629
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,458,105 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,713,077.
The figure of 222,713,077 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0762E_1-2021-7-2.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 6, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 5, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 7,233
Date of transaction: July 5, 2021
Price paid per share: £101.994651
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,465,338 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,705,844.
The figure of 222,705,844 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2293E_1-2021-7-5.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 7, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 6, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 43,065
Date of transaction: July 6, 2021
Price paid per share: £101.900000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,508,403 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,662,779.
The figure of 222,662,779 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3655E_1-2021-7-6.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 8, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 7, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 3,201
Date of transaction: July 7, 2021
Price paid per share: £102.918434
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,511,604 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,659,578.
The figure of 222,659,578 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5273E_1-2021-7-7.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 9, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 8, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 56,012
Date of transaction: July 8, 2021
Price paid per share: £102.050000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,565,393 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,605,789.
The figure of 222,605,789 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6780E_1-2021-7-8.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 13, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 12, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 7,796
Date of transaction: July 12, 2021
Price paid per share: £104.006755
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,573,189 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,597,993.
The figure of 222,597,993 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/9836E_1-2021-7-12.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 14, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 13, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 34,540
Date of transaction: July 13, 2021
Price paid per share: £105.010750
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,607,729 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,563,453.
The figure of 222,563,453 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1297F_1-2021-7-13.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 15, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 14, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 41,941
Date of transaction: July 14, 2021
Price paid per share: £103.850983
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,649,670 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,521,512.
The figure of 222,521,512 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/2817F_1-2021-7-14.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 16, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 15, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 46,670
Date of transaction: July 15, 2021
Price paid per share: £102.200000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,666,357 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,504,825.
The figure of 222,504,825 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/4323F_1-2021-7-15.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 19, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 16, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 8,801
Date of transaction: July 16, 2021
Price paid per share: £102.210446
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,675,158 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,496,024.
The figure of 222,496,024 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/5796F_1-2021-7-16.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 20, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 19, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 43,290
Date of transaction: July 19, 2021
Price paid per share: £100.678456
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,718,448 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,452,734.
The figure of 222,452,734 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/7351F_1-2021-7-19.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 21, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 20, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 16,309
Date of transaction: July 20, 2021
Price paid per share: £101.250000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,734,757 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,436,425.
The figure of 222,436,425 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8865F_1-2021-7-20.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 22, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 21, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 19,914
Date of transaction: July 21, 2021
Price paid per share: £101.966808
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,754,671 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,416,511.
The figure of 222,416,511 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0435G_1-2021-7-21.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 26, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 23, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 65,280
Date of transaction: July 23, 2021
Price paid per share: £103.531853
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,814,625 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,356,557.
The figure of 222,356,557 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/3570G_1-2021-7-23.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 28, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 27, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 19,806
Date of transaction: July 27, 2021
Price paid per share: £101.650000
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,834,431 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,336,751.
The figure of 222,336,751 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/6620G_1-2021-7-27.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410

July 29, 2021

Transaction in own shares
Ferguson plc (the "Company") announces that on July 28, 2021 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million share repurchase program, details of which were announced on March 16, 2021.
Description of shares: Ferguson plc - ordinary shares of 10 pence
Number of shares repurchased: 30,861
Date of transaction: July 28, 2021
Price paid per share: £101.061695
Broker: J.P. Morgan Securities plc
The Company intends to hold these Shares in Treasury.
Including Shares which have been purchased but not yet settled, the Company holds 9,865,292 Shares in Treasury.
Following the purchase of these shares, the remaining number of ordinary shares in issue will be 222,305,890.
The figure of 222,305,890 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.
In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), as it forms part of UK law by virtue of the European Union (Withdrawal) ACT 2018, detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8160G_1-2021-7-28.pdf
For further information, please contact:
Ferguson plc

Bill Brundage, Chief Financial Officer	+1 757 223 6092
Brian Lantz, Vice President IR and Communications	+1 224 285 2410